UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   CORBY, FRANCIS M., JR.
   3600 South Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   4/7/98
5. If Amendment, Date of Original (Month/Year)
   5/19/98
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President for Finance and Administration
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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COMMON STOCK               |1/15/9|G   |V|1,600             |D  |--         |3,900              |D     |--                         |
                           |8     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/15/9|G   |V|1,600             |A  |--         |5,100              |I     |(1)                        |
                           |8     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |--    |--  |-|--                |-- |--         |961                |I     |(2)                        |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |12/26/|A(3)|V|15,654            |A  |31.336     |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/6/98|A(3)|V|456               |A  |28.172     |                   |      |                           |
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COMMON STOCK               |4/7/98|A(3)|V|536               |A  |24.047     |129,311            |I     |(3)                        |
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COMMON STOCK               |12/26/|A(4)|V|4,254             |A  |41.780     |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/6/98|A(4)|V|139               |A  |37.563     |                   |      |                           |
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COMMON STOCK               |4/7/98|A(4)|V|163               |A  |32.063     |52,450             |I     |(4)                        |
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COMMON STOCK               |1/6/98|A(6)|V|340               |A  |28.172     |                   |      |                           |
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COMMON STOCK               |4/7/98|A(6)|V|400               |A  |24.047     |96,609             |I     |(7)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Empl. Stock Options (R|31.25   |--   |--  |-|-- --      |A,D|4/9/9|10/9/|Common Stock|21,000 |--     |21,000      |D  |--          |
ights to Buy)(5)      |        |     |    |-|           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (R|26.50   |--   |--  |-|-- --      |A,D|4/3/9|10/3/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy)(5)      |        |     |    |-|           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (R|19.63   |--   |--  |-|-- --      |A,D|4/4/9|10/4/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy)(5)      |        |     |    |-|           |   |4-97 |03   |            |       |       |            |   |            |
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Empl. Stock Options (R|17.25   |--   |--  |-|-- --      |A,D|4/5/9|10/5/|Common Stock|7,500  |--     |7,500       |D  |--          |
ights to Buy)(5)      |        |     |    |-|           |   |3-96 |02   |            |       |       |            |   |            |
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Empl. Stock Options (R|37.88   |--   |--  |-|-- --      |A,D|4/13/|10/13|Common Stock|26,000 |--     |26,000      |D  |--          |
ights to Buy)(5)      |        |     |    |-|           |   |97-00|/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)  Held by three sons.  (2) Held in trust pursuant to the Harnischfeger
Industries, Inc. ("HII") Employee Savings Plan ("ESP").   (3)  Held in "rabbi"
trust
pursuant to the HII Executive Incentive Plan. Acquisition of shares under the Plan's annual allocation and automatic dividend reinvestment features.
(4) Held in "rabbi" trust pursuant to the HII Supplemental Retirement and Stock Funding Plan. Acquisition of shares under the plan's annual allocation
and automatic dividend reinvestment features.    (5)  Options granted under the
1988 Incentive Stock  Plan or the HII 1996 Stock Incentive Plan.
Options under the plans become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant. (6) Shares acquired under the automatic dividend reinvestment feature of the reporting person's Grant Letter. (7) Shares held indirectly in the reporting person's Grant Letter "rabbi" trust account.
SIGNATURE OF REPORTING PERSON
                  /s/     Francis M. Corby, Jr.
DATE
12/14/98